OUTCROP GOLD CORP.

NEWS RELEASE

OUTCROP GOLD DRILLS MULTIPLE VEINS ON SANTA ANA

December 18, 2019 - Vancouver, BC - Outcrop Gold Corp. (TSXV: OCG) ("Outcrop" or the "Company") is pleased to provide an update on due diligence drilling on its Santa Ana project.

The Santa Ana acquisition was approved by 97% of Outcrop shareholders at its AGM on Tuesday, December 17, 2019. The acquisition is now subject only to TSXV approval. Outcrop will finish this due diligence drill-hole and will continue to drill after the holidays subject to TSXV approval.

This first core hole is a success.

The core hole (SALP19DH01) defines a package of multiple veins that extend from La Porfia Mine - a mine recorded from the Spanish Colonial era. Local dark-grey sulfide banding in the intercepted veins are probably silver and gold bearing- because they are similar to the thigh-grade veins that Outcrop sampled while advancing the La Porfia within the greater La Ivana target area. The veins were hit where expected in the hole - the Company now has a good understanding of the La Porfia and nearby parallel vein system.

Four distinct veins were intercepted with drilled lengths of 0.2m, 1.17m, 0.34m and 1.17m, between 53.35m and 94.35m down hole.  The host rock is amphibolite and schist -the veins show epithermal crustiform texture with gray symmetrical probable silver sulfide and silver sulfosalt, with clots, veinlets and stringers of pyrite, galena and sphalerite. The veins are inferred and locally mapped as high angle, but this will be confirmed by future fan drilling. SALP19DH01 will be continued to its planned depth of 120m. Planned drill-hole locations are shown in Map 1. More veins are expected to be intercepted in this hole before it is terminated.

About the vein intercepts:

La Manta Vein:  From: 53.35 to: 53.55; intercept thickness 0.2 m

Bands of white to semi-translucent quartz including drusy quartz interspersed with altered schist. Up to 4% pyrite in disseminations and veinlets within the quartz vein.

La Porfia Highwall Vein: From: 64.4 to 65.57; intercept thickness 1.17 m

Banded dark sulfides including pyrite, galena and sphalerite; up to 10% sulfides, interspersed with strongly altered schist with up to 5% disseminated pyrite.

La Porfia Vein:  From: 83.56 to: 83.90; intercept thickness 0.34 m

White to semi-translucent quartz with intercalculated strongly altered schist with up to 3% pyrite as disseminations and patchy clots. Alteration halos of disseminated pyrite.

La Porfia Nueva: From: 93.23 to 94.35; intercept thickness 1.12 m.

Banded altered amphibolite and quartz with pyrite as disseminations and veinlets; the quartz bands of contain 3% patchy pyrite and galena. La Porfia Nueva vein was unprojected.

Map 1: Location of SALP19DH01 in relation to La Porfia vein zone, sampling, trenching and planned drill-holes. The La Porfia vein can be traced for over 1km. Initial drilling confirms Company projections of veins.

Figure 1. Man-portable rigs for minimum surface impact. Wastewater is disposed of off-site in designated facility.

Figure 2 Pyrite and grey amorphous sulfides in banded veins. This texture where observed in La Porfia workings is associated with silver and gold mineralization.

Figure 3 and 4: La Porfia vein zone with four veins between 50 and 90m. One or two more veins are projected before the planned 120m total depth of SALP19DH01.

The La Porfia (and greater La Ivana) Target Area

After this due diligence hole, phase 2 exploration will be focused in the La Ivana target area shown in Map 2. The main vein zones in the La Ivana target area are La Manta and La Porfia veins.  The Company identified a new vein zone named Guanabana. At least 400 m of strike is inferred by outcrop, vein float and rubble, and historic workings. The Guanabana and Porfia vein zones probably reflect close-spaced vein packages and can be traced for greater than 1 km in length. Four to five hundred meters of vein zone will be tested in this first drill program.

The veins range from range from 0.25 m to greater than 2 m in width and probably pinch and swell along strike.  The veins show crustiform to colloform epithermal textures with secondary silica-flooding.

Map 2: Phase one work area delineated by black circle. La Ivana target area delineated by yellow polygon. Detailed work in the La Ivana area shows multiple parallel vein zones that are not mapped or projected. The La Manta and La Porfia veins are probably principle veins mined in the Spanish colonial era.

Importantly there are three areas of veins and old workings within or near the Ivana target area - La Porfia La Manta, and El Dorado that are named in Spanish archives from 1585. Outcrop is probably drilling in a core area of the colonial era high-grade mines. The Company believes three of the fourteen mines Spanish colonial era mines occur within the La Ivana target area - they are reported as averaging 4,300 g Ag/t over an average of 1.4 (Outcrop news release of May 14, 2019).

SALP19DH01 is testing La Porfia.

QA/QC for sampling

Outcrop Gold's control procedures for sampling include the insertion of commercial certified standards and blanks. Samples will be sent to the ALS laboratories sample preparation laboratory in Bogota, Colombia, where they were dried, crushed, split and pulverized and subsequently delivered to the ALS Laboratory in North Vancouver for analysis. The samples were analysed for gold using standard fire assay on a 50-gram sample with a gravimetric finish, and for multiple elements by ICP-MS using either an aqua regia (ME-MS41) digestion. High silver results trigger ore grade Ag analysis using the AG-OG62 procedure.

A strict chain of custody is maintained by moving core from the drill site to a secure facility for logging and sampling - and then transport by the company to the prep lab in Medellin. Samples are in the control of the Company from the drill site to the prep lab and then in control of the certified prep lab shipped to the  certified assay lab.

Transaction Update

The Santa Ana acquisition was approved by 97% of shareholders at the AGM on Tuesday, December 17, 2019. The acquisition is now just subject to TSXV approval. Subject to TSXV approval of the Santa Ana transaction, Outcrop Gold will continue to drill after the holidays.

About Santa Ana

The Santa Ana project comprises one concession of 669 ha and two applications that total 2,869 ha located in the Municipality of Falan, Tolima Department, Colombia, approximately 15 km southeast of the of the town of Mariquita, and 190 km from Bogota, Colombia's capital city.  The Santa Ana project covers a significant part of the Mariquita District where mining records date to at least 1585.

The Mariquita District is the highest primary silver district in Colombia. Under colonial Spanish era control of the mines, silver grades were reported to be among the highest in Latin America with the fourteen mines of Santa Ana producing average smelter returns of 4,300 g Ag/t from veins averaging 1.4 m wide.

About Outcrop Gold

Outcrop is a gold prospect generator active in Colombia acquiring gold exploration projects with world-class discovery potential.  Outcrop performs its own grass roots exploration and then employs a joint venture business model on its projects to maximize investor exposure to discovery and minimize financial risk.

Qualified person

The technical information in this news release has been approved by Joseph P Hebert, a qualified person as defined in NI43-101 and President and CEO of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS

Joseph P Hebert, Chief Executive Officer

Tel:  +1-775-340-0450

Email: joseph.hebert75@gmail.com

www.outcropgoldcorp.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as such term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.Certain information contained herein constitutes "forward-looking information" under Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the Transaction and the completion thereof and the Company's ownership interest in the Property upon completion of the Transaction. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "potential", "we believe", or variations of such words and phrases or statements that certain actions, events or results "will" occur. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Outcrop to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including: the receipt of all necessary regulatory approvals for completion of the transaction, the results of exploration work, the availability of financing to fund exploration, local regulations and approvals and other factors.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Outcrop will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.